222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com

July 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen Dow 30SM Dynamic Overwrite Fund

(the “Registrant” or the “Acquiring Fund”);

File No. 333-196254

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 22, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 23, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Dow 30SM Enhanced Premium & Income Fund Inc. (“Enhanced Premium & Income”) and Dow 30SM Premium & Dividend Income Fund Inc. (“Premium & Dividend Income” and together with Enhanced Premium & Income, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Target Fund should be considered the accounting survivor.

Response: The Registrant believes that Premium & Dividend Income should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include pro forma financial information in the Registration Statement.

Securities and Exchange Commission

July 24, 2014

Response: The Registrant has revised the Registration Statement to include pro forma financial information.

(3)	Comment: Please include the Agreement and Plan of Reorganization in the Registration Statement.

Response: The Registrant has revised the Registration Statement to include a form of the Agreement and Plan of Reorganization.

(4)	Comment: Please review, for the staff’s information, the reason the Reorganizations were structured to have the Target Funds reorganize into a newly formed Massachusetts business trust.

Response: The Registrant structured the Reorganizations to have the Target Funds reorganize into a newly formed Massachusetts business trust to facilitate the combination of the Target Funds into a surviving fund organized in Massachusetts. Each of the Target Funds is organized as a Maryland corporation. The Registrant is a newly formed Massachusetts business trust organized solely to facilitate the Reorganizations. The change in domicile to Massachusetts is intended both to create savings and operating efficiencies by simplifying the administration and oversight of the Registrant through increased standardization of charter documents among the Nuveen family of funds, most of which are organized as Massachusetts business trusts, and to lower expenses through economies of scale associated with compliance by the Nuveen family of funds with Massachusetts law only, rather than both Maryland and Massachusetts law. In addition, the Target Funds are not legacy Nuveen Funds. The proposed structure is also intended to standardize the investment policies of the surviving fund to those of other Nuveen Funds.

(5)	Comment: Please define a dynamic options strategy.

Response: The Registrant has revised the disclosure.

(6)	Comment: In the response to the Question “Will shareholders of the Target Funds have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Reorganizations are expected to result in increased distributions over time for shareholders to indicate that increased distributions could be realized only following the recoupment of the expenses of the Reorganization.

Securities and Exchange Commission

July 24, 2014

Response: The Registrant believes the disclosure accurately describes the impact on distributions. The Reorganization-related costs that will be borne by the Target Funds will be paid out of capital prior to the consummation of the Reorganizations and will not impact the level of distributions, which will depend on market conditions and performance.

(7)	Comment: For future filings, please discuss under “Audit and Tax Related Fees,” footnote 3, Tax Fees, the professional services with more specificity.

Response: Registrant acknowledges the comment for future periodic reports.

(8)	Comment: Please specify, under “Comparative Risk Information” in the summary section of the prospectus, each type of derivative instrument in which the Registrant may invest.

Response: The Registrant refers to the disclosure appearing under “Principal Risks” and “Comparison of the Investment Objectives and Policies of the Target Funds and the Acquiring Fund,” which describes in detail the derivative instruments the Registrant may use and the risks relating to these derivative instruments.

(9)	Comment: Please delete “as adjusted as described in footnote 1 below” in the narrative disclosure preceding the table under “Comparative Expense Information” in the Registration Statement.

Response: The Registrant has revised the disclosure.

(10)	Comment: Please consider including the returns of a benchmark index under “Comparative Performance Information” in the Registration Statement.

Response: The Registrant notes that such disclosure is not required by Form N-14, which incorporates the requirements of Form N-2. The Registrant believes that comparing the performance of funds that employ option overwrite strategies to a market index is not meaningful to shareholders. In addition, in the case of Enhanced Premium & Income, the Registrant believes that comparing a levered fund to an unlevered index is not meaningful to shareholders.

(11)	Comment: In the section of the Registration Statement, “Reasons for the Reorganizations,” please modify the disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Reorganizations.

Securities and Exchange Commission

July 24, 2014

Response: The Board considerations state that the Boards made the findings required by Rule 17a-8. The Target Funds believe that the disclosure is consistent with the requirements of the form, Rule 17a-8 and the written record contained in the minutes. Accordingly, the Target Funds respectfully decline to make the changes suggested.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

DOW 30SM ENHANCED PREMIUM & INCOME FUND INC. (DPO)

DOW 30SM PREMIUM & DIVIDEND INCOME FUND INC. (DPD)

AND

NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Dow 30SM Enhanced Premium & Income Fund Inc. (“Enhanced Premium & Income”) and Dow 30SM Premium & Dividend Income Fund Inc. (“Premium & Dividend Income” and together with Enhanced Premium & Income, the “Target Funds” and each, a “Target Fund”), believe that Premium & Dividend Income is the appropriate survivor of the reorganizations of the Target Funds for the reasons discussed below.1

Corporate Structure	Each Target Fund will reorganize into Nuveen Dow 30SM Dynamic Overwrite Fund (the “Acquiring Fund”), a newly organized Massachusetts business trust, which will be the legal survivor. Each Target Fund is organized as a Maryland corporation. The Acquiring Fund’s board of trustees will be composed of the same individuals who currently serve on the board of each Target Fund but, unlike the boards of the Target Funds, will have a staggered board structure. The offices of all the Funds are the same.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Target Fund and is responsible for each Target Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into sub-advisory agreements with Nuveen Asset Management, LLC (“Nuveen Asset Management”), a registered investment adviser and wholly-owned subsidiary of the Adviser, under which Nuveen Asset Management manages the investment portfolio of both Target Funds. Keith Hembre and David Friar of Nuveen Asset Management act as portfolio managers for both Target Funds. The Acquiring Fund will have the same adviser, sub-adviser and portfolio manager as the Target Funds.

Expense Structures and Expense Ratios	The expense structures of the Target Funds and the Acquiring Fund are substantially the same. The advisory fee schedule of the Acquiring Fund following the reorganizations will be the same as the advisory fee schedule of each Target Fund before the reorganizations.

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Investment Objectives, Policies and Restrictions	The Acquiring Fund and the Target Funds have similar investment policies and strategies. Each Fund’s principal equity strategy is to invest in a portfolio of equity securities designed to track the price movements of the Dow Jones Industrial Average (“DJIA”). However, while the Acquiring Fund and Premium & Dividend Income have no current intention to use leverage, Enhanced Premium & Income purchases total return swap contracts and other instruments designed to provide additional investment exposure to the return of the DJIA. Each Fund also employs a dynamic options strategy that involves writing (selling) call options on a portion of the Fund’s equity portfolio, to provide incremental cash flow and to reduce the Fund’s overall volatility. However, the Acquiring Fund’s principal options strategy differs from the Target Funds’ principal option strategies in that, unlike the Target Funds, the Acquiring Fund will purchase index put options in addition to writing index call options, and the Acquiring Fund’s options strategy may also cover a larger percentage of the Acquiring Fund’s equity portfolio than the Target Funds’ option strategies (35% to 75% versus 20% to 60%). While the Acquiring Fund’s policies differ from both Target Funds, they more closely resemble those of Premium & Dividend Income.

Portfolio Composition	Prior to the closing date of the reorganizations, Enhanced Premium & Income is expected to unwind its total return swap contracts and other financial instruments that provide portfolio leverage. As of December 31, 2013, Enhanced Premium & Income had effective leverage of 22.19%. In contrast, no significant changes to the investment portfolio of Premium & Dividend Income are expected to be required in connection with the reorganizations. Accordingly, the portfolio composition of the combined fund will more closely resemble that of Premium & Dividend Income.

Asset Size	As of December 31, 2013, Enhanced Premium & Income had approximately $389.3 million in total managed assets and Premium & Dividend Income had approximately $199.7 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the reorganizations, (i) the Acquiring Fund will acquire substantially all of the assets of each Target Fund in exchange for newly issued common shares of the Acquiring Fund and the Acquiring Fund’s assumption of substantially all of the liabilities of each Target Fund; and (ii) the newly issued Acquiring Fund common shares received by each Target Fund will be distributed to its common shareholders as part of the liquidation, dissolution and termination of each Target Fund in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Funds will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the respective Target Fund held immediately prior to the reorganizations (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the corporate and expense structure of the Funds are substantially the same and that the Acquiring Fund will more closely resemble Premium & Dividend Income. In light of this supportive analysis, the Adviser and the Funds believe that Premium & Dividend Income is therefore the appropriate survivor of the reorganizations.

*            *             *            *            *

July 24, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Dow 30SM Dynamic Overwrite Fund (the “Registrant”)
Registration Statement on Form N-14 8C
File Number: 333-196254

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 22, 2014 with respect to the Registration Statement on Form N-148C under the Securities Act of 1933, as amended, filed with the Commission on May 23, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer